



Fahim Aref · 3rd

|Light Art VR, CFO| Pious Projects Charity Founder| Oil & Gas VP| Repo Coin CEO

Light Art VR

Bridgeview, Illinois, United States · **Contact info**

500+ connections

Experience



Chief Financial Officer
Light Art VR

Dec 2018 - Present · 3 yrs 4 mos

Bridgeview IL

At Light Art VR, we celebrate movers and shakers—avant-gardes of their field. For this reason, we approached the virtual reality industry with nothing less than true innovation. We noticed a void in the VR market, and we sought out to fill it. No

 



Founder; Executive Director; Volunteer
Pious Projects of America

Aug 2014 - Present · 7 yrs 8 mos

Bridgeview, IL

Pious Projects is nonprofit 501-C3 charitable organization that has empowered more than 2000 volunteers nationwide. Over $25 Million has been raised so far through various global fundraising efforts. Among other things, our campaigns

 



Chief Executive Officer
Repo Coin

Dec 2017 - Present · 4 yrs 4 mos

Launching new app soon that focuses on innovative technology. Currently seeking to expand our network of strategic partners. Updates and details will be available via an upcoming public announcement.



Repo Coin
You can use Repo tokens in exchange for goods and services through our web platform



Oil & Gas Acquisition Manager
Hydrocarbon Capital Management, Oil & Gas Fund

Mar 2011 - Present · 11 yrs 1 mo

Dover, Delaware Area

Established for the purpose of raising funds to purchase core areas in the oil and gas industry, the Hydrocarbon Capital Management oil and gas fund initially raised $2.2 Million dollars. These funds were then used to purchase key oil and gas

Management oil and gas fund initially raised $2.2 Million dollars. Those funds were then used to purchase key oil and gas



Co-Founder
Scan Halal
Jan 2014 - Present · 8 yrs 3 mos
Greater Chicago Area

Scan Halal was founded in Chicago, Illinois as an independent, globally recognized organization involved in educating, advocating and promoting halal. We endorse policies reflecting honesty, transparency, due diligence and adherence to



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